SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 28, 2010

BP PLEDGES FULL SUPPORT FOR DEEPWATER HORIZON PROBES

BP announced its support for and cooperation with U.S. government investigations arising from the sinking of the Transocean drilling rig Deepwater Horizon in Mississippi Canyon Block 252 (MC252) in the Gulf of Mexico.

"Losing 11 of our industry colleagues is a tragedy for the offshore community," said BP Group Chief Executive Tony Hayward. "As an industry, we must participate fully in these investigations and not rest until the causes of this tragedy are known and measures are taken to see that it never happens again."

The Department of the Interior and Department of Homeland Security announced a joint enquiry into the explosion and sinking of the Transocean Deepwater Horizon on April 22.  The U.S. House of Representatives Committee on Energy and Commerce Subcommittee on Oversight and Investigations and Senate Committee on Energy and Natural Resources have also announced investigations.

Last week BP launched its own investigation into the incident and has an investigation team at work in Houston, Texas.

Further information:

BP Press Office, London:             +44 (0)20 746 4076

BP US Press Office                     +1 281-366-4463

- ENDS -

                                                                                                                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  28 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary